Exhibit 23.1











                      Accountants' Consent



The Board of Directors
American Power Conversion Corporation:

We consent to incorporation by reference in the registration statement of American Power Conversion Corporation on Form S-8 (File Nos. 33-25873, 33-54416, 333-32563, 333-78595, 333-80541,
and 333-80569) of our report dated June 16, 1999, relating to the statements of net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997, and the related supplementary schedules, which report appears in the December 31, 1998 annual report on Form 11-K of the American Power Conversion Corporation 401(k) Plan.






                                             /s/ KPMG LLP


Providence, Rhode Island
July 13, 1999